Exhibit 1

Media Release

23 July 2008

Westpac welcomes ACCC Statement of Issues

Westpac Banking Corporation today welcomed the ACCC Statement of Issues as the next phase in the ACCC’s process of inquiry into the Westpac proposal to merge with St.George Bank.

The proposal to merge with St.George is a significant and important market development and Westpac recognises the ACCC’s responsibilities in undertaking a thorough market investigation. Westpac believes the merger is a compelling proposition for all stakeholders, particularly customers and shareholders. Under our proposed operating model, the brands and branches of both organisations will be retained.

The ACCC’s preliminary conclusion is that the proposed merger is unlikely to raise competition concerns in most markets, including personal, business, institutional and corporate banking markets and insurance markets.

Westpac will work closely with the ACCC through to the conclusion of the process and is confident that it will satisfactorily address any remaining issues.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273